UFJ

UFJ Holdings, Inc.
1-1 Otemachi 1-chome, Chiyoda-ku, Tokyo 100-8114 Japan

02 OCT -3 AM 9:09

September 25, 2002

Office of International Corporate Finance
Securities and Exchange Commission
Judiciay Plaza,
450 Fifth Street, N.W.
Washington, DC 20549
U.S.A.

02055176

SUPPL

Attn.: Mr. Paul Dudeck, Mail Stop 3-9
Facsimile Number:001-1-202-942-9525

UFJ Holdings, Inc
File Number 82-5169
Information Furnished Pursuant to
12g-3-2(b) Under the Securities Exchange Act of 1934

PROCESSED
OCT 09 2002
THOMSON
FINANCIAL

Ladies and Gentlemen:

The enclosed document is submitted pursuant to Rule 12g3-2(b) of Securities Exchange Act of 1934, as amended(the "Act").

The document is furnished with the understanding that such document will not be deemed to be "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Act, and that the furnishing of the document shall not constitute an admission for any purpose that the Company is subject to the Act.

If you have any questions or comments regarding the foregoing, please contact me at 81-3-3212-5458.

Sincerely,

Chie Arai
Manager
Group Planning Department
UFJ Holdings, Inc.

BY FACSIMILE AND MAIL
Enclosure

September 25, 2002

To Whom It May Concern:

UFJ Holdings, Inc.
UFJ Bank Limited
UFJ Card Co., Ltd.

Completion of Tender Offer for UFJ Card Co., Ltd

We hereby give notice that UFJ Bank Limited (hereafter "UFJ Bank"), a wholly owned subsidiary of UFJ Holdings, Inc., has completed its tender offer for UFJ Card Co., Ltd (hereafter "UFJ Card"). The tender offer period commenced on September 2, 2002 and terminated on September 24, 2002.

1. Outline of Tender Offer
   1) Targeted Company: UFJ Card
   2) Class of Shares: Common Stock
   3) Period: From September 2, 2002 to September 24, 2002 (23 days)
   4) Price: 860 yen per share

2. Result of Tender Offer
   1) Total Number of Shares to Be Purchased: 22,048,000 shares
   2) Total Number of Shares Tendered: 22,022,000 shares
   3) Total Number of Shares Purchased: 22,022,000 shares

3. Number of Shares Held by UFJ Bank, Its Affiliates and Others

   Before Tender Offer: UFJ Bank 4,097,220 shares (15.67%)
   Affiliates and Others 6,603,284 shares (25.24%)
   Total: 10,700,504 shares (40.91%)

   After Tender Offer: UFJ Bank 26,119,200 shares (99.92 %)
   Affiliates and Others None (0.00%)
   Total: shares 26,119,220 shares (99.92%)

4. Funds Required for Purchase: 18,939 million yen

5. Impact on Earnings of UFJ Holdings

   Concurrent with this announcement, there is no change to our forecasts of earnings for the current fiscal year, which have already been announced.